CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Accelerated Return Notes® Linked to the S&P GSCITM – Excess Return, due November 4, 2011	451,000	$10.00	$4,510,000	$251.66

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158663

The ARNs are being offered by Bank of America Corporation (“BAC”). The ARNs will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms” (together the “Note Prospectus”). Investing in the ARNs involves a number of risks. There are important differences between the ARNs and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and “Risk Factors” beginning on page S-9 of product supplement ARN-2. The ARNs:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$4,510,000
Selling discount	$0.00	$0
Proceeds, before expenses, to Bank of America Corporation	$10.00	$4,510,000

Merrill Lynch & Co.

October 28, 2009

451,000 Units

Accelerated Return Notes®

Linked to the S&P GSCI™ – Excess Return,

due November 4, 2011

$10 principal amount per unit

Term Sheet No. 197

Pricing Date October 28, 2009

Settlement Date November 4, 2009

Maturity Date November 4, 2011

CUSIP No. 06052E442

Accelerated Return Notes®

3-to-1 upside exposure to increases in the level of the S&P GSCI™ – Excess Return, subject to a cap of 66.31%

A maturity of 2 years

1-to-1 downside exposure, with no downside limit

Payment of the Redemption Amount at maturity is subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program

Summary

The Accelerated Return Notes® Linked to the S&P GSCI™ – Excess Return, due November 4, 2011 (the “ARNs”) are our senior unsecured debt securities and are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The ARNs will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the ARNs, including any repayment of principal, will be subject to the credit risk of BAC. The ARNs provide a leveraged return for investors, subject to a cap, if the level of the S&P GSCI™ – Excess Return (the “Index”) increases moderately from the Starting Value of the Index, determined on the pricing date, to the Ending Value of the Index, determined on a calculation day shortly before the maturity date. Investors must be willing to forgo interest payments on the ARNs and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price of the ARNs.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement ARN-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our” or similar references are to BAC.

Terms of the ARNs

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	2 years
Market Measure:	S&P GSCI™ – Excess Return (Bloomberg symbol: “SPGCCIP <Index>”)
Starting Value:	431.9708
Ending Value:	The closing level of the Index on the calculation day. If it is determined that the scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on the scheduled calculation day, the Ending Value will be determined as more fully described in product supplement ARN-2.
Capped Value:	$16.631 per unit of the ARNs, which represents a return of 66.31% over the Original Offering Price.
Calculation Day:	October 28, 2011
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the ARNs

On the maturity date, you will receive a cash payment per unit of the ARNs (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the ARNs, based on the Participation Rate of 300% and the Capped Value of $16.631(a 66.31% return). The green line reflects the hypothetical returns on the ARNs, while the dotted gray line reflects the hypothetical returns of a direct investment in the components of the Index.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are three examples of Redemption Amount calculations (rounded to three decimal places) payable at maturity, based upon the Participation Rate of 300%, the Starting Value of 431.9708, and the Capped Value of $16.631 (per unit).

Example 1—The hypothetical Ending Value is 80% of the Starting Value:

Starting Value:	431.9708
Hypothetical Ending Value:	345.5766

$10 ×	(345.5766)	= $8.000
431.9708

Redemption Amount (per unit) = $8.000

Example 2—The hypothetical Ending Value is 102% of the Starting Value:

Starting Value:	431.9708
Hypothetical Ending Value:	440.6102

$10 +	($10 × 300% ×	(440.6102 – 431.9708))	= $10.600
431.9708

Redemption Amount (per unit) = $10.600

Example 3—The hypothetical Ending Value is 150% of the Starting Value:

Starting Value:	431.9708
Hypothetical Ending Value:	647.9562

$10 +	($10 × 300% ×	(647.9562 – 431.9708))	= $25.000
431.9708

Redemption Amount (per unit) = $16.631    (The Redemption Amount cannot be greater than the Capped Value.)

The following table illustrates, for the Starting Value of 431.9708 and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the ARNs (rounded to three decimal places);
▪	the total rate of return to holders of the ARNs;
▪	the pretax annualized rate of return to holders of the ARNs; and
▪	the pretax annualized rate of return of a hypothetical direct investment in the components of the Index.

The table below is based on the Participation Rate of 300% and the Capped Value of $16.631 (per unit).

Hypothetical Ending Value	Percentage Change from the Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Total Rate of Return on the ARNs	Pretax Annualized Rate of Return on the ARNs(1)	Pretax Annualized Rate of Return on a Hypothetical Direct Investment in the Components of the Index(1)(2)
215.9854	-50.00%	$5.000	-50.00%	-31.82%	-31.82%
259.1825	-40.00%	$6.000	-40.00%	-23.98%	-23.98%
302.3796	-30.00%	$7.000	-30.00%	-17.06%	-17.06%
345.5766	-20.00%	$8.000	-20.00%	-10.85%	-10.85%
388.7737	-10.00%	$9.000	-10.00%	- 5.20%	-5.20%
410.3723	-5.00%	$9.500	-5.00%	-2.55%	-2.55%
423.3314	-2.00%	$9.800	-2.00%	-1.01%	-1.01%
431.9708(3)	0.00%	$10.000	0.00%	0.00%	0.00%
440.6102	2.00%	$10.600	6.00%	2.93%	0.99%
449.2496	4.00%	$11.200	12.00%	5.75%	1.97%
457.8890	6.00%	$11.800	18.00%	8.45%	2.93%
475.1679	10.00%	$13.000	30.00%	13.56%	4.82%
509.7255	18.00%	$15.400	54.00%	22.80%	8.45%
539.9635	25.00%	$16.631(4)	66.31%	27.12%	11.47%
583.1606	35.00%	$16.631	66.31%	27.12%	15.58%
669.5547	55.00%	$16.631	66.31%	27.12%	23.16%
691.1533	60.00%	$16.631	66.31%	27.12%	24.94%

(1)	The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from November 4, 2009 to November 4, 2011, the term of the ARNs.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the components of the Index that equals the percentage change in the level of the Index from the Starting Value to the relevant hypothetical Ending Value; and

(b)	no transaction fees or expenses.

(3)	This is the Starting Value.

(4)	The Redemption Amount per unit of the ARNs cannot exceed the Capped Value of $16.631.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and the term of your investment.

Risk Factors

There are important differences between the ARNs and a conventional debt security. An investment in the ARNs involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the ARNs in the “Risk Factors” sections included in product supplement ARN-2 and the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the ARNs.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return, if any, is limited to the return represented by the Capped Value.

▪	Your investment return, if any, may be less than a comparable investment directly in the Index or its components (the “Index Commodities”).

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪	In seeking to provide you with what we believe to be commercially reasonable terms for the ARNs, we have considered the costs of developing, hedging, and distributing the ARNs.

▪	A trading market is not expected to develop for the ARNs.

▪	The Redemption Amount will not be affected by all developments relating to the Index.

▪	S&P may adjust the Index in a way that affects its level, and S&P has no obligation to consider your interests.

▪	Ownership of the ARNs will not entitle you to any rights with respect to any futures contracts or commodities included in or tracked by the Index.

▪

If you attempt to sell the ARNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on the ARNs are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the ARNs.

▪	The prices of the Index Commodities may change unpredictably, affecting the value of the ARNs in unforeseeable ways.

▪	Suspensions or disruptions of market trading in the Index Commodities and related futures markets may adversely affect the value of the ARNs.

▪	The ARNs will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	The Index includes futures contracts traded on foreign exchanges that may be less regulated than U.S. markets.

▪	Purchases and sales by us and our affiliates of the Index Commodities may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the ARNs and their market value.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the ARNs are uncertain and may be adverse to a holder of the ARNs. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” in product supplement ARN-2.

Additional Risk Factors

The Index Commodities are concentrated in a limited number of sectors. The Index is designed to reflect the return on futures contracts on different exchange-traded physical commodities, and it is less diversified than funds or investment portfolios investing in a broader range of products. As a result, the market price of the ARNs could be subject to greater volatility. Subject to the eligibility requirements, the exchange-traded physical commodities underlying the futures contracts included in the Index from time to time are concentrated in a limited number of sectors, particularly energy, metals, agricultural products, and livestock. As a result, an investment in the ARNs may carry risks similar to a concentrated securities investment in a limited number of industries or sectors. See “The Index—Contract Eligibility Requirements.”

Higher futures prices of the Index Commodities relative to their current prices may decrease the Redemption Amount. The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in September may specify an October expiration date. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts (putting aside other considerations) is in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation most likely will not exist at all times. Moreover, certain of the commodities included in the Index, such as gold, have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the level of the Index and, accordingly, decrease the Redemption Amount.

The ARNs are linked to the S&P GSCI™ – Excess Return and not the S&P GSCI™ – Total Return. The Index reflects returns that are potentially available through an investment in uncollateralized nearby commodity futures contracts. In contrast, the S&P GSCI™ – Total Return is a total return index which, in addition to reflecting the same returns of the Index, also reflects interest that could be earned on cash collateral invested in hypothetical three-month U.S. Treasury bills. Because the ARNs are linked to the S&P GSCI™ – Excess Return and not the S&P GSCI™ – Total Return, the Redemption Amount will not reflect this total return feature.

Investor Considerations

You may wish to consider an investment in the ARNs if:

▪	You anticipate that the level of the Index will increase moderately from the Starting Value to the Ending Value.

▪	You accept that your investment will result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the ARNs will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the ARNs, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Index with no expectation of any rights with respect to any commodities or futures contracts included in or tracked by the Index.

▪

You are willing to accept that a trading market is not expected to develop for the ARNs. You understand that secondary market prices for the ARNs, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the ARNs.

The ARNs may not be an appropriate investment for you if:

▪

You anticipate that the level of the Index will decrease from the Starting Value to the Ending Value or that the level of the Index will not increase sufficiently over the term of the ARNs to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at 66.31% over the Original Offering Price.

▪	You seek interest payments or other current income on your investment.

▪	You want to have rights with respect to the commodities and futures contracts included in or tracked by the Index.

▪	You seek assurances that there will be a liquid market if and when you want to sell the ARNs prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the ARNs.

Other Provisions

We will deliver the ARNs against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the ARNs more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the ARNs, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agent in the distribution of the ARNs. Accordingly, offerings of the ARNs will conform to the requirements of NASD Rule 2720. Under our distribution agreement with MLPF&S, MLPF&S will purchase the ARNs from us on the issue date as principal at the purchase price indicated on the cover of this term sheet. MLPF&S will not receive any commission in connection with the sale of the ARNs. In the original offering of the ARNs, the ARNs will be sold in minimum investment amounts of 5,000 units.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the ARNs but is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P. S&P, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of S&P discontinuing publication of the Index are discussed in the section of product supplement ARN-2 entitled “Description of ARNs—Discontinuance of a Market Measure.” None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

The Index is a composite index of commodity sector returns representing an unleveraged, long-only investment in commodity futures that is broadly diversified across the spectrum of commodities. The returns are calculated on a fully collateralized basis with full reinvestment. The combination of these attributes is intended to provide investors with a representative and realistic picture of realizable returns attainable in the commodities markets.

Individual components qualify for inclusion in the Index on the basis of liquidity and are weighted by their respective world production quantities.

The Goldman Sachs Group, Inc. (the “Goldman Group”) first began publishing the Index in 1991. In addition, although the Index was not published prior to that time, the Goldman Group calculated the historical value of the Index and related indices beginning on January 2, 1970, based on actual prices from that date forward and the selection criteria, methodology, and procedures in effect during the applicable periods of calculation (or, in the case of all calculation periods prior to 1991, based on the selection criteria, methodology, and procedures adopted in 1991). The Index was normalized to a value of 100 on January 2, 1970, in order to permit comparisons of the value of the Index to be made over time. S&P acquired the Index in February 2007.

Index Methodology

The Index methodology is divided into five substantive sections: (1) the selection criteria for inclusion of contracts in the Index; (2) the methodology for determining the weight of each contract; (3) the methodology for determining the contract expirations of each contract included in the Index; (4) the methodology for determining the normalizing constant used in calculating the value of the Index; and (5) the methodology for calculating the value of the Index. Together, these elements determine the value of the Index on any given day, which is equal to the total dollar weight of the Index divided by a normalizing constant that assures the continuity of the Index over time. The 2009 normalizing constant of 6,083.663 replaced the old 2008 normalizing constant of 5,922.637 beginning with the first roll date on January 8, 2009.

Index Committee

The Index Committee (the “Committee”) oversees the daily management and operations of the Index, and is responsible for all analytical methods and calculation in the sub-indices of the Index. The Committee is comprised of three full-time professional members of S&P’s staff and two members of the Goldman Group. At each meeting, the Committee reviews any issues that may affect index constituents, statistics comparing the composition of the indices to the market, commodities that are being considered as candidates for addition to an index, and any significant market events. In addition, the Committee may revise index policy covering rules for selecting commodities, or for other matters.

S&P has established an Index Advisory Panel (the “Panel”) to assist it in connection with the operation of the Index. The Panel meets on an annual basis and at other times at the request of the Committee. The principal purpose of the Panel is to advise the Committee with respect to, among other things, the calculation of the Index, the effectiveness of the Index as a measure of commodity futures market performance, and the need for changes in the composition or methodology of the Index. The Panel acts solely in an advisory and consultative capacity and does not make any decisions with respect to the composition, calculation, or operation of the Index.

Contract Eligibility Requirements

To be eligible for inclusion in the Index, a commodity futures contract (a “Contract”) must:

(i) be based on a physical commodity and may not be based on a financial commodity;

(ii) have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified time period, in the future;

(ii) at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement;

(iv) be denominated in U.S. dollars;

(v) be traded on or through a trading facility that has its principal place of business in a country that is a member of the Organization for Economic Cooperation and Development that:

(a) makes price quotations generally available to its members in a manner that provides reasonably reliable indications of the level of the particular market at any given point in time;

(b) makes reliable trading information available to S&P so that S&P can make monthly determinations;

(c) accepts bids and offers from multiple participants or price providers; and

(d) is accessible to a sufficiently broad range of participants;

(vi) include a reference or benchmark price that has been available on a continuous basis for at least two years prior to the proposed date of inclusion, provided that in appropriate circumstances, S&P, in consultation with the Committee, may determine that a shorter time period is sufficient or that historical reference prices for that Contract may be derived from Reference Price for a similar or related Contract;

(vii) include a reference price for that Contract which must be published between 10:00 AM and 4:00 PM in New York City, on each business day on which the relevant trading facility is open and trades in the Contract;

(viii) have available volume data for at least three months immediately preceding the date on which the determination is made;

(ix) be traded over a sufficient time period on each day so as to sufficiently support the tradability of the Index taken as a whole; and

(x) satisfy volume trading requirements and certain percentage dollar weight requirements.

Twenty-four contracts currently satisfy the eligibility requirements for inclusions in the Index:

Trading Facility	Commodity (Contract)	Ticker	2008 Contract Production Weight	2009 Contract Production Weight	2009 Average Contract Reference Price ($)	2008 Percentage Dollar Weight	2009 Percentage Dollar Weight	Total Dollar Traded Value (USD bn)	2009 Trading Volume Multiple
CBT	Wheat (Chicago)	W	17,608.84	18,284.34	8.724	3.83%	3.87%	890.7	115
KBT	Wheat (Kansas)	KW	4,038.438	3,648.020	9.056	0.91%	0.80%	184.5	115
CBT	Corn	C	25,047.14	26,040.59	5.294	3.30%	3.34%	1,533.3	229
CBT	Soybeans	S	6,727.534	7,134.814	12.749	2.14%	2.20%	2,368.7	537
ICE – US	Coffee “C”	KC	16,531.10	16,402.18	1.380	0.57%	0.55%	288.8	263
ICE – US	Sugar#11	SB	321,233.7	326,600.0	0.117	0.94%	0.93%	358.0	192
ICE – US	Cocoa	CC	3.47784	3.602584	2,487.083	0.22%	0.22%	91.1	210
ICE – US	Cotton #2	CT	44,904.52	46,706.92	0.699	0.78%	0.79%	237.7	150
CME	Lean Hogs	LH	60,793.40	63,629.95	0.663	1.01%	1.02%	222.5	109
CME	Cattle (Live)	LC	80,690.59	87,753.95	0.977	1.96%	2.08%	361.5	87
CME	Cattle (Feeder)	FC	13,826.24	14,720.39	1.097	0.38%	0.39%	68.1	87
NYM / ICE	Oil (WTI Crude)	WTI	14,822.00	15,418.16	106.367	39.30%	39.75%	20,049.7	252
NYM	Oil (#2 Heating)	HO	69,165.06	67,072.57	2.962	5.11%	4.82%	2,429.1	252
NYM	Oil (RBOB)	RB	66,013.97	71,853.63	2.703	4.45%	4.71%	2,374.2	252
ICE – UK	Oil (Brent Crude)	BRT	5,373.649	5,364.404	105.194	14.09%	13.68%	6,898.9	252
ICE – UK	Oil (Gasoil)	GO	216.2461	225.6823	952.521	5.13%	5.21%	2,628.1	252
NYM / ICE	Natural Gas	NG	28,870.60	28,781.35	9.207	6.63%	6.42%	6,795.1	529
LME	Aluminum (High Gd. Prim.)	IA	34.9220	36.198	2,764.229	2.41%	2.43%	3,098.6	639
LME	Copper – Grade A	IC	15.46	15.84	7,877.021	3.04%	3.02%	4,612.7	763
LME	Standard Lead	IL	6.752	7.030	2,690.417	0.45%	0.46%	391.0	426
LME	Primary Nickel	IN	1.20	1.242	26,232.083	0.78%	0.79%	729.2	462
LME	Zinc (Special High Grade)	IZ	9.672	10.008	2,352.146	0.57%	0.57%	858.1	752
CMX	Gold	GC	81.5343	80.76268	869.975	1.77%	1.70%	3,196.1	938
CMX	Silver	SI	605.7201	622.4385	16.177	0.24%	0.24%	733.4	1,502

Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the Index, of the applicable daily contract reference price on the relevant contract, multiplied by the appropriate contract production weight (“CPW”) and the appropriate “roll weight,” divided by the total dollar weight of the Index on the preceding day, minus one.

The total dollar weight of the Index is the sum of the dollar weight of each of the underlying commodities. The dollar weight of each commodity on any given day is equal to the product of (i) the daily contract reference price, (ii) the appropriate CPW, and (iii) during a roll period, the appropriate “roll weight” (discussed below).

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided that, if the price is not made available or corrected by 4:00 P.M. New York City time, S&P may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant Index calculation.

The “roll weight” of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. Since the Index is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the Index also takes place over a period of days at the beginning of each month (referred to as the “roll period”). On each day of the roll period, the “roll weights” of the first nearby contract expirations on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the Index is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If any of the following conditions exists on any day during a roll period, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist: (i) no daily contract reference price is available for a given contract expiration; (ii) any such price represents the maximum or minimum price for such contract month, based on exchange price limits; (iii) the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., New York City time (in that event, S&P may determine a daily contract reference price and complete the relevant portion of the roll based on that price, but must revise the portion of the roll if the trading facility publishes a price before the opening of trading on the next day); or (iv) trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll will be effected in its entirety on the next day on which such conditions no longer exist.

Contract Expirations

Because the Index is composed of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations.” The contract expirations included in the Index for each commodity during a given year are designated by S&P, in consultation with the Panel, provided that each such contract must be an “active contract.” For this purpose, an “active contract” is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the Index will be calculated during the remainder of the year in which the deletion occurs on the basis of the remaining contract expirations designated by S&P. If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the Index. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the Index.

The following graph sets forth the monthly historical performance of the Index in the period from January 2004 through September 2009. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the ARNs may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the ARNs. On the pricing date, the closing level of the Index was 431.9708.

Before investing in the ARNs, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

S&P does not guarantee the accuracy and/or the completeness of the Index or any data included in the Index. S&P shall have no liability for any errors, omissions, or interruptions in the Index. S&P makes no warranty, express or implied, as to results to be obtained by MLPF&S, us, holders of the ARNs or any other person or entity from the use of the Index or any data included in the Index in connection with the rights licensed under the license agreement described in this term sheet or for any other use. S&P makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Index or any data included in the Index. Without limiting any of the above information, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages, including lost profits, even if notified of the possibility of these damages.

S&P and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the Index in connection with this offering. The license agreement provides that the following language must be stated in this term sheet:

The ARNs are not sponsored, endorsed, sold, or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the ARNs or any member of the public regarding the advisability of investing in securities generally or in the ARNs particularly or the ability of the Index to track general commodity market performance. S&P’s only relationship to MLPF&S and to us (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks and trade names of S&P and of the Index which is determined, composed, and calculated by S&P without regard to MLPF&S, us or the ARNs. S&P has no obligation to take the needs of MLPF&S, our needs or the needs of the holders of the ARNs into consideration in determining, composing, or calculating the Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the ARNs, prices at which the ARNs are to initially be sold, or quantities of the ARNs to be issued or in the determination or calculation of the equation by which the ARNs are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing, or trading of the ARNs.

The Index is not owned, endorsed, or approved by or associated with The Goldman Sachs Group, Inc. or its affiliated companies.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the ARNs, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the ARNs for all tax purposes as a single financial contract with respect to the Index that requires you to pay us at inception an amount equal to the purchase price of the ARNs and that entitles you to receive at maturity an amount in cash based upon the performance of the Index.

•

Under this characterization and tax treatment of the ARNs, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the ARNs for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the ARNs. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement ARN-2, which you should carefully review prior to investing in the ARNs.

General.    Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the ARNs, we intend to treat the ARNs for all tax purposes as a single financial contract with respect to the Index that requires the investor to pay us at inception an amount equal to the purchase price of the ARNs and that entitles the investor to receive at maturity an amount in cash based upon the performance of the Index. Under the terms of the ARNs, we and every investor in the ARNs agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the ARNs as described in the preceding sentence. This discussion assumes that the ARNs constitute a single financial contract with respect to the Index for U.S. federal income tax purposes. If the ARNs did not constitute a single financial contract, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the ARNs.

This characterization of the ARNs is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the ARNs or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the ARNs are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement ARN-2. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the ARNs, including possible alternative characterizations.

Settlement At Maturity or Sale or Exchange Prior to Maturity.    Assuming that the ARNs are properly characterized and treated as single financial contracts with respect to the Index for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, a U.S. Holder (as defined in product supplement ARN-2) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the ARNs. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the ARNs for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes.    From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the ARNs. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the ARNs. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the ARNs. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the ARNs should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the ARNs, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We intend to continue treating the ARNs for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate. Further, in August 2009, legislation was introduced in the U.S. Senate that proposes to treat as short-term capital gain or loss any capital gain or loss recognized from the sale or exchange of direct or derivative interests in (a) oil or natural gas (or any primary product of oil or natural gas) which is actively traded and (b) any index a “substantial portion” of which is based on commodities described in (a) above. If enacted in its current form, the legislation may treat any gain or loss on the ARNs, which would otherwise be treated as long-term capital gain or loss, as short-term capital gain or loss. In addition, the proposed legislation may treat any such gain as taxable “unrelated business taxable income” of certain tax-exempt organizations. As currently drafted the legislation would apply to positions acquired after August 31, 2009 and before January 1, 2014. It is impossible to predict whether this legislation, or other similar legislation, will become law or the ultimate effective date of any such legislation. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the ARNs, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement ARN-2.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the ARNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The ARNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the ARNs.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003416/g18702p4e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the ARNs, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of our subsidiary, Merrill Lynch & Co., Inc.